FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For November 12, 2002


                            AES DRAX ENERGY LIMITED

                                  18 Parkshot
                                    Richmond
                                 Surrey TW9 2RG
                                    England
                  --------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]       Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]       No [X]


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                            AES DRAX ENERGY LIMITED


INDEX

Item
----
1.            Recent Developments







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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         AES DRAX ENERGY LIMITED


Date:  November 12, 2002                 By:   /s/ John Turner
                                           ------------------------------
                                            Name:  John Turner
                                            Title: Director


                                         By:   /s/ Garry Levesley
                                           ------------------------------
                                            Name:  Garry Levesley
                                            Title: Director




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                                                                        ITEM 1.


Recent Developments

     Since October 24, 2002 the following events have occurred:

     o On October 29, 2002 a number of the members of the syndicate of banks (the Senior Lenders) which financed the Eurobonds issued by AES Drax Holdings Limited (AES Drax Holdings) to finance the acquisition of the Drax Power plant, agreed to backstop up to (pound)4.16 million of letters of credit pursuant to the existing working capital facility of AES Drax Power Limited (AES Drax Power). The letters of credit are available for the purpose of providing credit support to counterparties purchasing power from AES Drax Power or credit support desirable in connection with AES Drax Power's electricity arrangements. As previously disclosed, certain of AES Drax Power's counterparties under power purchase agreements requested that AES Drax Power provide credit support as a result of the ratings downgrades of AES Drax on October 14, 2002. To date, except in connection with the Hedging Contract, AES Drax Power has been able to deliver credit support required to continue its electricity trading and to provide its electricity trading counterparties with the credit support required by them.

     o As previously disclosed, as a result of the events of the week of October 14, 2002, relating to ratings downgrades at AES Drax triggered by ratings downgrades at TXU Europe Group plc, AES Drax began discussions with its Senior Lenders and key suppliers regarding appropriate actions that should be taken in view of recent events. In that regard AES Drax Power agreed with UK Coal, the primary coal supplier to the Drax Power Plant, certain amendments to the supply arrangements, including:

          - Deferral of additional coal deliveries until the week of November 4, 2002 with purchases at a reduced level of 80,000 tons per week for each week until November 18, 2002.

          - Ongoing delivery levels subsequent to November 18, 2002 to be agreed.

          - In exchange for modifications on coal delivery AES Drax will pay for coal deliveries weekly, with payment in the week following delivery.

     o AES Drax is keeping its Senior Lenders and senior bondholders (a number of which have formed an ad hoc committee and have


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          agreed confidentiality undertakings) closely informed of developments to date.

     o As previously disclosed, TXU Europe Energy Trading Limited (TXU Energy), the hedge counterparty under the Hedging Contract, gave notice as of October 15, 2002 to AES Drax to deliver a letter of credit for the benefit of TXU Energy in accordance with the terms of the Hedging Contract between AES Drax Power and TXU Energy. AES Drax had 20 days to issue such letter of credit before TXU Energy would have a right to deliver a notice of termination. When AES Drax Power failed to deliver the letter of credit by November 4, 2002, TXU Energy delivered a notice as required by the Hedging Contract and pursuant to a Direct Agreement between TXU Energy, AES Drax Power and JP Morgan Chase, as security trustee under various documents on behalf of the senior secured creditors of AES Drax, to the security trustee, that it proposed to terminate the Hedging Contract on February 3, 2003 on the basis that AES Drax Power does not meet its required credit rating under the Hedging Contract and AES Drax has failed to deliver the required letter of credit. Under the Direct Agreement, such termination right is subject to rights which AES Drax and the security trustee, who acts as trustee for all the secured senior creditors of Drax (including the holders of the Eurobonds and the senior bonds) have under such Agreement which grants certain cure and other rights until February 3, 2003 (being an additional 90 days following delivery of the TXU Energy notice on November 4, 2002).

     o As previously disclosed, AES Drax Power gave notice as of October 15, 2002 to TXU Energy to deliver a letter of credit for the benefit of AES Drax Power in accordance with the terms of the Hedging Contract. TXU Energy had 20 days to issue such letter of credit before AES Drax would have a right to deliver a notice of termination. TXU Energy failed to deliver the required letter of credit on November 4, 2002. On November 5, 2002 AES Drax delivered a notice to TXU Energy informing TXU Energy of their failure to deliver the required letter of credit in accordance with the notice delivered on October 15, 2002 and that although AES Drax was not delivering a notice of termination, TXU Energy was on notice that AES Drax Power had such right and that the failure to exercise such right immediately was not a waiver of its rights. AES Drax has received conditional approval from its Senior Lenders to terminate the Hedging Contract.


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     o    AES Drax has been and is currently in discussions with TXU Europe regarding settlement of a termination sum due under the Hedging Contract as well as amounts owing for power already consumed by TXU Energy for October and November, 2002. There can be no assurance that AES Drax will reach agreement with TXU Europe and TXU Energy regarding termination of the Hedging Contract. If a negotiated settlement is not reached, AES Drax expects to terminate the Hedging Agreement. AES Drax currently has the right to terminate the Hedging Agreement having received the conditional approval of its Senior Lenders. In anticipation of termination of the Hedging Agreement, AES Drax has been working cooperatively with its lenders to address the liquidity needs of the project, including letters of credit which would be required for trading AES Drax's output in the open market in the event that the Hedging Agreement is terminated. In the event of a termination of the agreement, AES Drax would be entitled to claim a termination sum of about (pound)270 million under the terms of the Hedging Agreement as well as payment for electricity already consumed. The Hedging Agreement accounts for over 60% of the revenues generated by AES Drax Power and payments under the agreement are significantly higher than AES Drax could currently receive in the open market. Accordingly, a termination of the agreement could have a material adverse effect on AES Drax's results of operations. In addition, termination of the Hedging Agreement could result in an event of default under AES Drax's senior lending documents.

     o On November 7, 2002 Moodys downgraded the senior debt of AES Drax Holdings to Caa1 from Caa2 and the high yield notes of AES Drax Energy from Ca to C. The downgrades were attributed to developing events with TXU including the delivery of the notices described above.



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